15045810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Wyser-Pratte & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 Guard Hill Rd
(No. and Street)

Bedford	NY	10506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Guy Wyser-Pratte (914) 234-4930
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Guy Wyser-Pratte, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Wyser-Pratte & Co. for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

DEBBIE P COLLER
Notary Public - State of New York
NO. 01CO6247450
Qualified in Westchester County
My Commission Expires 08/29/15

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income (Loss).
[ ] Statement of Changes in Financial Condition.
[ ] Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital.
[ ] Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
[ ] Information Relating to the Possession or Control Requirements Rule 15c3-3
[ ] A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3- 1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
[] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
[x] An Oath or Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WYSER-PRATTE & CO., INC.
Statement of Financial Condition

DECEMBER 31, 2014

WYSER-PRATTE & CO., INC.

CONTENTS

December 31, 2014

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-5

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder of
Wyser-Pratte & Co., Inc.

We have audited the accompanying statement of financial condition of Wyser-Pratte & Co., Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wyser-Pratte & Co., Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 23, 2015

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS	
Cash	$ 579,803
Due from Affiliate	1,930,723
Other assets	11,195
Total Assets	$2,521,721
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 27,183
Stockholder's Equity:	
Common stock - $1 par value; authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	382,790
Retained earnings	2,110,748
Total stockholder's equity	2,494,538
Total Liabilities and Stockholder's Equity	$2,521,721

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Wyser-Pratte & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily acts as the broker of record for transactions initiated by its affiliated investment advisor on behalf of customers, for which it earns commissions. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm.

Commissions earned on securities transactions and related expenses are recorded on a trade-date basis.

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company has elected to be treated as a Subchapter S Corporation for federal and New York State income tax purposes. As an S Corporation, the Company is subject to New York City General Corporation tax and a New York State tax surcharge, while the stockholder is liable for personal income taxes on the Company's taxable income.

The Company recognizes tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2014, the Company had no deferred tax assets or liabilities.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in shareholder's equity in the statement of financial condition..

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits and has not recognized in this financial statement any interest or penalties related to income taxes. There are currently no income tax returns under audit. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by taxing authorities for years before 2011.

2. REGULATORY REQUIREMENTS:

As a broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2014, the Company had net capital of $552,620 which exceeded its requirement of $5,000 by $547,620.

The Company's customer activities are handled by another broker, which acts as a clearing broker for these customers. The Company itself does not handle cash or securities on behalf of customers.

3. RELATED PARTY TRANSACTIONS AND CONCENTRATIONS:

The Company has entered into an Administrative Services Agreement (the "Services Agreement") with its affiliate, Wyser-Pratte Management Company, Inc. ("WPM"), that has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the Services Agreement, WPM provides administrative, facility and other management and back-office services to the Company.

As of December 31, 2014, the Company has an outstanding receivable of $1,930,723 from WPM. The intercompany receivable is noninterest-bearing and has no scheduled repayment terms.

The Company earned its entire commission income from related parties, of which approximately 56% is from the EuroPartners Arbitrage Fund (the "Fund"), in which the chief executive officer of the Company is also a principal of the investment adviser of the Fund.

The accompanying financial statement is not necessarily indicative of the Company's financial condition had the Company been operated as an unaffiliated entity.

A significant concentration of the Company's assets is in the receivable from WPM.

4. COMMITMENTS:

The Company has a month to month lease for one of its office spaces. The office lease rentals are subject to escalations based upon increases in specified operating expenses.

The Company and WPM share the rent expense per the Services Agreement.

The Company also occupies an office space owned by the sole shareholder. WPM entered into an expense reimbursement agreement with the sole shareholder whereby WPM will pay all expenses in connection with the use of the property. The Company will continue to share all of the expense noted above with WPM in accordance with the Service Agreement.

5. SUBSEQUENT EVENTS: There are no subsequent events that were required to be disclosed before the date that this financial statement was issued.